12531 High Bluff Drive SUITE 200 San Diego CALIFORNIA 92130 Telephone: 858.720.5100 Facsimile: 858.720.5125 www.mofo.com morrison & foerster llp

amsterdam, austin, berlin, boston, brussels, denver, hong kong, london, los angeles, miami, new york, palo alto, san diego, san francisco, shanghai, singapore, tokyo, washington, d.c.

April 23, 2025

CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re: Carlsmed, Inc.

Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Carlsmed, Inc., a Delaware corporation (the “Company”) we are submitting a draft Registration Statement on Form S-1 (the “Registration Statement”) to the staff of the Securities and Exchange Commission for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates to the initial public offering of the Company’s common stock.

We confirm to you that as of the date of this letter, the Company is an emerging growth company, as defined in Section 2(a)(19) of the Securities Act, because its total gross revenues during the fiscal year ended December 31, 2024, its most recently completed fiscal year, were less than $1 billion. Please note this information is disclosed in the Company’s income statement included in the Registration Statement on page F-4. In addition, we confirm to you that as of the date of this letter, none of the disqualifying conditions set forth in Section 2(a)(19) have occurred.

A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 15 days before the Company commences its road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement.

If you have any questions in connection with this filing, please do not hesitate to contact me at (858) 314-7530 or by e-mail at tommyfelix@mofo.com.

April 23, 2025 Page 2

Sincerely,

/s/ H. Thomas Felix

Cc: Michael Cordonnier (mike@carlsmed.com)

R. John Hensley (JHensley@mofo.com)

James M. Krenn (JKrenn@mofo.com)

B. Shayne Kennedy (shayne.kennedy@lw.com)

J. Ross McAloon (ross.mcaloon@lw.com)

Enclosures